FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 0-16174

          TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
          Petach Tikva 49131  Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

May 18, 2010

Dear Shareholder,

You are cordially invited to attend the 2010 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited, to be held at Teva's executive offices at 5 Basel Street, Petach Tikva, Israel, on Tuesday, June 29, 2010 at 4:30 p.m. local time.

At the Annual Meeting, shareholders will receive and discuss the Company’s 2009 consolidated financial statements and will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders.  Teva’s Board of Directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented.  Holders of Teva ADSs will receive voting instruction cards from The Bank of New York Mellon, the depositary of the ADSs, which will enable them to instruct The Bank of New York Mellon on how to vote the Teva ordinary shares represented by their ADSs with regard to the proposals listed in the Notice.  Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

Teva urges all of its shareholders to review our annual report on Form 20-F, which is available on our website at www.tevapharm.com. If you would like a paper copy, you may contact Investor Relations in the United States at (215) 591-8912 or in Israel at 972-3-926-7281.

Thank you for your cooperation.

Sincerely, Phillip Frost, M.D. Chairman of the Board

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual Meeting of Shareholders

Notice is hereby given that the 2010 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva's executive offices at 5 Basel Street, Petach Tikva, Israel, on Tuesday, June 29, 2010, at 4:30 p.m. local time.

At the Meeting, shareholders will receive and discuss the Company’s consolidated balance sheet as of December 31, 2009 and the consolidated statements of income for the year then ended.  In addition, at the Meeting, shareholders will be asked to adopt the following resolutions:

1.
To approve the Board of Directors’ recommendation that the cash dividend for the year ended December 31, 2009, which was paid in four installments and aggregated NIS 2.50 (approximately USD 0.642, according to the applicable exchange rates) per ordinary share (or ADS), be declared final.

2.	To elect the following five persons to the Board of Directors, each to serve for a three-year term: Mr. Abraham E. Cohen, Mr. Amir Elstein, Prof. Roger Kornberg, Prof. Moshe Many and Mr. Dan Propper.

3.
To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm until the 2011 Annual Meeting of Shareholders and to authorize the Board of Directors to determine their compensation provided such compensation is also approved by the audit committee.

4.	To approve the Company's 2010 Long-Term Equity-Based Incentive Plan.

5.	Directors Remuneration:

a)
To approve the remuneration of Dr. Phillip Frost, in his capacity as Chairman of the Board of Teva, effective as of March 9, 2010, in the amount of the NIS equivalent of USD 385,702 (as of March 9, 2010) per annum, plus VAT (as applicable), as adjusted by the Israeli Consumer Price Index (in addition to per meeting fees paid to directors), the provision to Dr. Frost, in his capacity as Chairman of the Board, of an office and secretarial services, and, effective as of February 15, 2010, the reimbursement of transportation costs related to his participation in board activities held outside the U.S. up to a maximum amount of USD 500,000 per annum.

b)
To approve the remuneration of Prof. Moshe Many, in his capacity as Vice Chairman of the Board of Teva, effective as of March 9, 2010, in the amount of the NIS equivalent of USD 150,000 (as of March 9, 2010) per annum, plus VAT (as applicable), as adjusted by the Israeli Consumer Price Index (in addition to per meeting fees paid to directors), and the provision to Prof. Many, in his capacity as Vice Chairman of the Board, of secretarial services.

c)
To approve the remuneration of Prof. Roger Kornberg, in his capacity as a director of Teva, effective as of May 10, 2010, in the amount of  the NIS equivalent of USD 150,000 (as of May 10, 2010) per annum, plus VAT (as applicable), as adjusted by the Israeli Consumer Price Index (in addition to per meeting fees paid to directors).

6.
To approve an increase in the registered share capital of the Company by NIS 100,000,000 to a total of NIS 250,000,000 by the creation of 1,000,000,000 additional ordinary shares of par value NIS 0.1 each, and the amendment of the Company’s incorporation documents accordingly.

Only shareholders of record at the close of business on May 24, 2010, will be entitled to this notice of, and to vote at, the Annual Meeting.  Should no legal quorum be present one half hour after the time set for the Annual Meeting, the meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors, TEVA PHARMACEUTICAL INDUSTRIES LIMITED

PROXY STATEMENT

The Meeting

The 2010 Annual Meeting of Shareholders of the Company will be held at Teva's executive offices at 5 Basel Street, Petach Tikva, Israel, on Tuesday, June 29, 2010 at 4:30 p.m. local time.

Record Date; Shareholders Entitled to Vote

Only shareholders of record at the close of business on May 24, 2010 will be entitled to notice of, and to vote at, the Annual Meeting, and any adjournments or postponements thereof.  At such time, each issued and outstanding ordinary share, par value NIS 0.1 per share, shall be entitled to one vote on all matters properly submitted at the Annual Meeting.

Quorum, Required Vote and Voting Procedures

At least two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, are necessary to constitute a legal quorum.

Except as described below, the affirmative vote of the holders of a majority of the shares participating at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt each of the proposals to be presented at the Meeting.  The sixth proposal, relating to the increase of the Company’s registered share capital and the related amendment of its incorporation documents, requires the affirmative vote of at least 75% of shares voting at the Annual Meeting in person or by proxy.

Under the terms of the Depositary Agreement among Teva and The Bank of New York Mellon, which acts as the Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary.  If instructions are not received by the Depositary, the Depositary will give a discretionary proxy for the ordinary shares represented by such ADSs to a person designated by the Company.

Shareholder Nominations

Under Teva’s Articles of Association, a shareholder interested in proposing the nomination of a candidate to the Board of Directors for consideration by the Company’s corporate governance and nominating committee in connection with the Company’s 2011 Annual Meeting of Shareholders must submit his or her proposal in writing to the Company at its executive offices at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel, Attn: Corporate Secretary, no later than 14 days after the date of first publication by the Company of its 2010 consolidated financial results. Any proposal by a shareholder as set forth above must include the information required by Article 60(e) of Teva’s Articles of Association.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may participate in the practice of “householding” proxy statements.  This means that only one copy of this proxy statement may have been sent to multiple shareholders in your household.  The Company will promptly deliver a separate copy of the proxy statement, as well as its annual report, to you if you write to or call the Company at the following address or phone numbers:  Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, phone: 972-3-926-7281, Attn: Investor Relations or in the United States at (215) 591-8912.  If you want to receive separate copies of the Company’s proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone numbers.

Expenses of Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the proxy card and any additional information furnished to shareholders.  The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners.  The Company has retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee not to exceed $7,500, plus reimbursable expenses.  In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile or personal contact.

PRESENTATION OF 2009 FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to the shareholders for receipt and discussion at the Annual Meeting, Teva’s consolidated balance sheet as of December 31, 2009 and the consolidated statements of income for the year then ended, which are included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2009.

PROPOSAL 1:  APPROVAL OF 2009 DIVIDEND

The Board of Directors recommends that the shareholders approve the Board’s recommendation that the cash dividend for the year ended December 31, 2009, which was paid in four installments and aggregated NIS 2.50 (approximately USD 0.642, according to the applicable exchange rates) per ordinary share (or ADS), be declared final.

PROPOSAL 2:  ELECTION OF DIRECTORS

Following the recommendation of Teva’s corporate governance and nominating committee, the Board of Directors recommends that the shareholders approve the election of the following five persons as directors, each to serve for a three-year term, until Teva’s 2013 Annual Meeting of Shareholders: Mr. Abraham E. Cohen, Mr. Amir Elstein, Prof. Roger Kornberg, Prof. Moshe Many and Mr. Dan Propper, all of whom are currently directors. All such candidates (except Mr. Elstein) have been determined to be independent within the meaning of applicable Nasdaq regulations.

Directors

The following table sets forth information as to the directors of Teva as of May 15, 2010:

Name	Age	Director Since	Term Ends
Dr. Phillip Frost – Chairman	73	2006	2012
Prof. Moshe Many – Vice-Chairman	81	1987	2010
Roger Abravanel	64	2007	2012
Ruth Cheshin	73	1989	2011
Abraham E. Cohen	73	1992	2010
Amir Elstein	54	2009	2010
Prof. Elon Kohlberg	63	2009	2012
Prof. Roger Kornberg	62	2007	2010
Dr. Leora (Rubin) Meridor (1)	62	2002	2011
Joseph Nitzani (1)	63	2008	2011
Prof. Yitzhak Peterburg	58	2009	2012
Dan Propper	68	2007	2010
Ory Slonim	66	2008	2011
Dan S. Suesskind	65	2010	2011
Erez Vigodman	49	2009	2012

(1)	Statutory independent director elected in accordance with the Israeli Companies Law.

Persons Being Considered for Election at this Annual Meeting

Abraham E. Cohen has been a director of Teva since 1992. He was Senior Vice President of Merck & Co. from 1982 to 1992 and served as President of the Merck Sharp & Dohme International Division from 1977 to 1988. Since his retirement in January 1992, Mr. Cohen has been active as an international business consultant. He served as a director of Akzo Nobel NV until 2007. He is presently a director of Chugai Pharmaceutical Co. U.S.A., Neurobiological Technologies, Inc., BioTime, Inc., Mannkind Corporation and Vasomedical, Inc.

Amir Elstein rejoined Teva’s Board of Directors in January 2009. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on the Company’s Board of Directors. Prior to joining Teva in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein serves as Chairman of the Board of Tower Semiconductor Ltd, as Vice Chairman of the Board of Israel Corporation Ltd. and as Chairman of the Board of Governors of the Jerusalem College of Engineering. Mr. Elstein also serves as a member of the board of a variety of academic, scientific, educational, social and cultural institutes. Mr. Elstein holds a B.Sc. in Physics and Mathematics from the Hebrew University in Jerusalem, an M.Sc. in Solid State Physics from the Department of Applied Physics of the Hebrew University and a diploma of Senior Business Management from the Hebrew University.

Prof. Roger D. Kornberg has been a director of Teva since 2007. He is the Winzer Professor in Medicine in the Department of Structural Biology at Stanford University, where he has been a professor since 1978. Prior to joining Stanford, he was a professor at Harvard Medical School. Prof. Kornberg received a B.A. degree from Harvard in 1967 and a Ph.D. degree in chemistry from Stanford in 1972. He has received many awards, including the Welch Prize (2001), the highest award in chemistry in the United States, the Leopold Mayer Prize (2002), the highest award in biomedical sciences of the French Academy of Sciences, and the Nobel Prize in Chemistry (2006). He is a recipient of honorary degrees from universities in Europe and Israel, including the Hebrew University, where he is a visiting professor. He is a member of the U.S. National Academy of Sciences and an honorary member of other academies and professional societies in the United States, Europe and Japan. Prof. Kornberg has served since 2008 as a director of Protalix BioTherapeutics, Inc. and of Cocrystal Discovery, Inc. (a private company).

Prof. Moshe Many, M.D., Ph.D. has been a director of Teva since 1987 and recently has been appointed as Vice-Chairman of the Board. Prof. Many has served as president of the Ashkelon Academic College since January 2002 and was previously President of the Tisom International School of Management. He is a former President of Tel Aviv University, the former Medical Director of the Ramat Marpeh Hospital and the former Deputy Chairman of Maccabi Healthcare Fund. He has been a Department Head at Tel Hashomer Hospital since 1976. Prof. Many is currently a director of Rosetta Genomics Ltd. and served as a director of Zim Integrated Shipping Services Ltd. until 2007. In January 2010, he received the Israel Ministry of Health Lifetime Achievement Award in recognition of his outstanding and unique contributions throughout the years in promoting and supporting health issues in Israel. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in surgery from Tufts University in 1969.

Dan Propper has been a director of Teva since 2007. He is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to Israeli industry and its economy, including an honorary Doctorate from the Technion—Israel Institute of Technology in 1999. Mr. Propper is a director of Check Point Software Technologies Ltd. and a member of the board of trustees of the Technion, Ben-Gurion University and the Weizmann Institute of Science. Mr. Propper received a B.Sc. (summa cum laude) in Chemical Engineering and Food Technology from the Technion.

As required by Israeli law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Continuing Directors

Dr. Phillip Frost has served as Chairman of the Board of Teva since March 2010 and as Vice Chairman of the Board since January 2006.  He previously served as Chairman of the Board and Chief Executive Officer of Ivax Corporation from 1987 until 2006. He was also President of Ivax from 1991 until 1995. Dr. Frost is Chairman of the Board and CEO of OPKO Health, Inc., a specialty pharmaceutical company, Chairman of PROLOR Biotech Inc. and Chairman of the Board of Ladenburg Thalmann Financial Services. Dr. Frost serves as a director of Continucare Corporation Inc. and Castle Brands Inc. He is a member of the Board of Regents of the Smithsonian Institution. Dr. Frost is also a member of the Board of Trustees of The Scripps Research Institute and the Board of Trustees of the University of Miami. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Roger Abravanel has been a director of Teva since 2007, following his retirement from McKinsey & Company in June 2006. Mr. Abravanel joined McKinsey in 1972 and became a principal in 1979 and a Director in 1984. Mr. Abravanel has been a member of the Supervisory Board of Teva Pharmaceuticals Europe B.V. since June 2006 and serves as a director of Luxottica Group S.p.A., Banca Nazionale del Lavoro, a subsidiary of BNP Paribas, and the Italian Institute of Technology. Mr. Abravanel graduated with a bachelor’s degree in chemical engineering from the Politecnic University in Milan in 1968 and received an M.B.A. from INSEAD in 1972.

Ruth Cheshin has been a director of Teva since 1989. She is the President of the Jerusalem Foundation, a multi-national organization headquartered in Jerusalem, which aims to advance a pluralistic and modern society in Jerusalem through the creation of social, educational, cultural and coexistence projects for all the citizens of Jerusalem. Ms. Cheshin is also an active member of many of the city’s most important boards. Ms. Cheshin is the sister-in-law of Eli Hurvitz, Teva's former Chairman and Chief Executive Officer.

Prof. Elon Kohlberg joined Teva’s Board of Directors in 2009. He is the Royal Little Professor of Business Administration at the Harvard Business School and has taught in the MBA, Ph.D., and executive programs at Harvard Business School. Professor Kohlberg previously served on Teva’s Board from 1987 to 2000 and served as a director of Teva USA. Between 2005 and 2007, Prof. Kohlberg served as director of Ormat Technologies, Inc. Prof. Kohlberg received a B.Sc., M.Sc., and Ph.D. in mathematics from the Hebrew University of Jerusalem.

Dr. Leora (Rubin) Meridor has been a director of Teva since 2002. Dr. Meridor is a business and financial consultant. She served as the Chair of the Board of Bezeq International Ltd. and Walla Communications Ltd from 2001 to 2005 and as Chair of the Board of Hapoalim Capital Markets from 2001 to 2004. From 1996 to 2000, Dr. Meridor was Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a bachelor’s degree in mathematics and physics, a master’s degree in mathematics and a Ph.D. in economics from the Hebrew University. She served as director of NICE Systems Ltd. from 2002 until 2007, of Isrotel Ltd. from 2001 until 2007. She presently serves as Chair of the Executive Council of Tel Aviv University and as director of Alrov (Israel) Ltd., Gilat Satellite Networks Ltd. and Osem Investment Ltd. Dr. Meridor qualifies as a statutory independent director under Israeli law and was determined by the Board to be a financial and accounting expert under Israeli law.

Joseph Nitzani has been a director of Teva since 2008. He has served as a director of three capital markets companies in the Migdal group since 2010 (Chairing Migdal Portfolio Management Ltd. since May 2010) and served as a director of Adanim Mortgage Bank from 2006 to 2009. Between 2001 and 2007, Mr. Nitzani held various positions at Mizrahi-Tefachot Bank Ltd., most recently as Vice President, Head of Capital Markets and Private Banking Division. Mr. Nitzani also served as a director of Tefahot Israel Mortgage Bank Ltd. from 2003 to 2005 and of Hadassah Medical Center from 1996 (serving as Chairman since June 2008) until February 2010. Previously, he served as Managing Director of The Government Companies Authority from 1991 to 1995 and of The Tel-Aviv Stock Exchange from 1980 to 1991. Mr. Nitzani received his B.A. in Economics from Bar-Ilan University in 1971 and his M.B.A. (with distinction) from Tel Aviv University in 1974. Mr. Nitzani qualifies as a statutory independent director under Israeli law and was determined by the Board to be a financial and accounting expert under Israeli law.

Prof. Yitzhak Peterburg joined Teva’s Board in 2009. He served as President and CEO of Cellcom Israel Ltd. between 2003 and 2005. Prof. Peterburg was Director General of Clalit Health Services, the leading healthcare provider in Israel, between 1997 and 2002. He is a professor at the School of Business, Ben-Gurion University and currently serves as Chairman of the Board of Applisonix Ltd. Prof. Peterburg holds a M.D. degree from Hadassah Medical School and is board-certified in Pediatrics and Health Services Management. He also holds a doctorate degree in Health Administration from Columbia University and a M.Sc. degree in Information Systems from the London School of Economics.

Ory Slonim rejoined Teva’s Board in June 2008. Mr. Slonim is an attorney who has been in private practice since 1970 and previously served on Teva’s Board from 1998 to 2003 as a statutory independent director. Between 1987 and 2007, Mr. Slonim was a director at Migdal Insurance Company Ltd., serving as Deputy Chairman from 2000 until 2007 and as Chairman of the company’s audit committee from 2001 until 2007. He presently serves as a director and Chairman of the audit committee of U. Dori Group Ltd., director and Chairman of the audit committee of Oil Refineries Ltd. and as Vice Chairman of Harel Insurance Investments & Financial Services Ltd. From 1989 to 2006, Mr. Slonim served as a Special Consultant to the Minister of Defense. Mr. Slonim was International President and Chairman of Variety International from 2003 to 2007, and has served as Chairman of Variety Club in Israel since 2006. Mr. Slonim received an LL.B degree from the Hebrew University in 1968.

Dan S. Suesskind joined Teva’s Board in January 2010. He was Teva’s Chief Financial Officer from 1977 until 2008. He served as a director of Teva until 2001, and as a member of the board of directors of the First International Bank of Israel Ltd. until 2003. Currently, Mr. Suesskind serves as a member of the boards of Migdal Insurance Company Ltd., Ness Technologies Inc. and Syneron Medical Ltd., as well as a member of the board (and finance and investment committee) of the Jerusalem Foundation, a member of the Investment Committee of the Israel Academy of Science and Humanities and the Board of Trustees of the Hebrew University. He is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. He received his B.A. in Economics and Political science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969. Mr. Suesskind was determined by the Board to be a financial and accounting expert under Israeli law.

Erez Vigodman joined Teva’s Board in 2009. As of January 1, 2010, he is the President & Chief Executive Officer of Makhteshim Agan Industries Ltd. From 2001 through June 2009, Mr. Vigodman served as President and Chief Executive Officer of Strauss Group Ltd. Mr. Vigodman is a member of the Advisory Committee to the National Economic Council. He is a certified public accountant, holds a B.A. in Accounting and Economics from Tel Aviv University and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration.

Board Practices

Our Board of Directors comprises 15 persons, of whom 12 have been determined to be independent within the meaning of applicable Nasdaq regulations. The board includes two independent directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “—Statutory Independent Directors/Financial Experts” below. The terms of the directors are set forth in the table above. In accordance with Nasdaq regulations, we do not consider the following directors to be independent: Dr. Phillip Frost, Amir Elstein and Dan S. Suesskind.

All directors are entitled to review and retain copies of our documentation and examine our assets, as required to perform their duties as directors, and to receive assistance, in special cases, from outside experts at our expense (subject to approval by the Board or by a court).

Principles of Corporate Governance. We have adopted a set of corporate governance principles, which is available on our website at www.tevapharm.com.

Annual Meetings. We encourage serving directors to attend annual shareholders meetings.

Board Practices and Procedures. Our Board members are generally elected for terms of three years. We believe that this system of multi-year terms allows our directors to acquire and provide us with the benefit of a high level of expertise with respect to our complex business. We also provide an orientation program for new Board members as well as a continuing education program for board members, which includes lectures, provision of materials, meetings with key management, and visits to company facilities.

Board Meetings. Meetings of the Board of Directors are generally held every four to six weeks throughout the year, with additional special meetings scheduled when required. Information regarding the number of meetings of the Board and board committees and attendance rates is presented in the table below.

Executive Sessions of the Board. The independent members of the Board met in executive session (without management or non-independent directors’ participation) twice during 2009. They will continue to meet in executive session on a regular basis. Ory Slonim serves as Chairman of the executive sessions of the Board.

Director Service Contracts. We do not have any contracts with any of our non-employee directors that provide for benefits upon termination of services.

Communications with the Board. Shareholders or other interested parties can contact any director or committee of the board by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Secretary of the Board or Internal Auditor. Comments or complaints relating to our accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other appropriate bodies of the Company. The Board has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Statutory Independent Directors/Financial Experts

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint at least two directors who are required to meet the independence criteria of the Israeli Companies Law ("statutory independent directors") who must also serve on the audit committee. All other board committees exercising powers delegated by the Board must include at least one such statutory independent director. Such statutory independent directors are appointed at the general meetings by the holders of a majority of our ordinary shares and must meet certain non-affiliation criteria—all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under Israeli regulations. Regulations promulgated under Israeli law set minimum, maximum and other rules regarding compensation that may be paid to statutory independent directors. Dr. Leora Meridor and Joseph Nitzani currently serve in this capacity.

Israeli law further requires that at least one statutory independent director have financial and accounting expertise, and that the other statutory independent director have professional competence, as determined by the Company’s Board of Directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the company’s business.

Under Israeli law, at least one statutory independent director is required to qualify as a financial and accounting expert. In addition, Teva adopted a policy, requiring that two additional directors qualify as, and be determined to be, a financial and accounting expert. Accordingly, the Board has determined that Dr. Leora Meridor, Joseph Nitzani and Dan S. Suesskind are financial and accounting experts under Israeli law.

Committees of the Board

Our Articles of Association provide that the board of directors may delegate its powers to one or more committees of the board as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee exercising powers delegated by the Board must include at least one statutory independent director. The Board has appointed the standing committees listed below, as well as committees appointed from time to time for specific purposes determined by the Board. Membership on these committees is presented in the table below.

We have adopted charters for our audit, human resources and compensation, and corporate governance and nominating committees, formalizing the committees’ procedures and duties. Each of these charters is available on our website at www.tevapharm.com.

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee comprised of at least three directors. The audit committee must include all statutory independent directors and may not include certain members of the Board. Under the Israeli Companies Law, the audit committee is responsible for overseeing the business management practices of the Company in consultation with the Company’s internal auditor and independent auditors, making recommendations to the Board to improve such practices and approving transactions with affiliates, as described in our Annual Report on Form 20-F under “Item 10: Additional Information—Memorandum and Articles of Association—Directors’ Powers.”

In accordance with the Sarbanes-Oxley Act and Nasdaq requirements, the audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors. In addition, the audit committee is responsible for assisting the Board in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements. The audit committee also oversees the risk management processes implemented by the Company, periodically discusses with management the different risks related to the Company and its activities, and reviews with management the Company’s policies and practices regarding risk identification, assessment and mitigation. The audit committee charter sets forth the scope of the committee’s responsibilities, including its structure, processes and membership requirements; the committee’s purpose; and its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, authority to engage advisors, and funding as determined by the audit committee.  In addition, under Israeli law, the appointment of the independent auditors and their compensation require the approval of our shareholders, which may delegate their authority to determine the compensation to the Board of Directors.

All of the audit committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

The Board has determined that Joseph Nitzani is an “audit committee financial expert” as defined by applicable SEC regulations. In addition, as described above, Dr. Leora Meridor and Joseph Nitzani, our statutory independent directors who also serve on the audit committee, were determined by the Board to be financial and accounting experts under Israeli law.

Human Resources and Compensation Committee

The purpose of the human resources and compensation committee is to carry out on behalf of the Board of Directors the responsibilities of the Board relating to compensation of the Company’s Chief Executive Officer and other senior officers. The committee is responsible for establishing annual and long-term performance goals and objectives for our executive officers, reviewing the overall compensation philosophy of the Company and making recommendations to the Board of Directors with respect to cash-based incentive compensation plans, equity-based compensation plans and other benefit plans with regard to the CEO and senior executive officers. The committee is also responsible for administering the Company's global equity-based incentive plans. All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

Corporate Governance and Nominating Committee

The role of the corporate governance and nominating committee is to assist the Board in fulfilling its responsibilities with respect to the (i) identification of individuals who are qualified to become (or be re-elected as) board members; (ii) development and/or implementation of corporate governance principles and proposal of such principles to the Board for its approval; and (iii) review at least annually of the principles of corporate governance approved by the Board, with the purpose of evaluating the compliance with such principles, as well as their relevance and conformance with legal requirements. All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

Finance Committee

The finance committee is responsible for discussing and reviewing Teva’s financial strategies and policies and investment strategies, as well as a variety of other financial-related matters.

Science and Technology Committee

The science and technology committee is primarily engaged in the review and analysis of the annual budgets and plans of the innovative and generic R&D divisions, the review of new technologies and major projects, and the review of our relationship with the scientific community.

Community Affairs Committee

The community affairs committee is primarily engaged in the review and oversight of our involvement in the community, public policy issues affecting us and our relationships with medical, educational and cultural institutions, including charitable donations.

Current Members of Board Committees

Name	Audit	Human Resources and Compensation	Corporate Governance and Nominating	Finance	Science and Technology	Community Affairs
Dr. P. Frost					✓*
R. Abravanel				✓
R. Cheshin						✓
A. E. Cohen		✓	✓		✓
A. Elstein				✓	✓	✓*
Prof. E. Kohlberg	✓
Prof. R. Kornberg					✓
Prof. M. Many	✓	✓*	✓		✓+
Dr. L. Meridor	✓*	✓	✓	✓	✓
J. Nitzani	✓	✓	✓	✓*		✓
Prof. Y. Peterburg					✓
D. Propper		✓
O. Slonim	✓	✓	✓*			✓
E. Vigodman				✓

Key: “✓” Member; “*” Chairperson; “+” Vice Chairperson.

Board and Committee Meetings

Name of Body	No. of Meetings in 2009	Average Attendance Rate
Board of directors	12	93%
Audit committee	14	93%
Human resources and compensation committee	14	95%
Corporate governance and nominating committee	6	98%
Finance committee	5	92%
Science and technology committee	2	94%
Community affairs committee	3	100%

Code of Business Conduct

Teva has adopted a code of business conduct applicable to its executive officers, directors and all other employees. A copy of the code is available to every Teva employee on its intranet site, upon request to its human resources department, and to investors and others on Teva’s website at http://www.tevapharm.com or by contacting Teva’s investor relations department, legal department or the internal auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or Teva’s website. As referred to above, the Board of Directors has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee of its Board of Directors. The Company has also implemented a training program for new and existing employees concerning the code of business conduct and whistleblower policy.

Corporate Governance Practices

Except as otherwise indicated, Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli, U.S., SEC and Nasdaq laws and regulations. Nasdaq Rule 5620(c) requires that an issuer listed on the Nasdaq National Market have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the company’s common voting stock. However, our articles of association, consistent with the Israeli Companies Law and Israeli practice, provide that the quorum requirements for a meeting are the presence of a minimum of two shareholders, present in person or by proxy or by their authorized persons, and who jointly hold twenty-five percent or more of the paid-up share capital of the Company.

Related Party Transactions

In September 2006, Teva and Protalix Ltd. signed a collaboration and licensing agreement for the development of two proteins, using Protalix’s plant cell culture platform. Under the agreement, the two companies were to collaborate on research and development of the proteins utilizing Protalix’s expression system. Protalix was to grant Teva an exclusive license to commercialize the developed products in return for royalty and milestone payments to be made to Protalix upon the achievement of certain pre-defined goals. Protalix was to retain certain exclusive manufacturing rights. During 2009, Teva terminated the two ongoing development projects with Protalix. Eli Hurvitz, Teva’s then Chairman of the Board, was Chairman of the Board of Protalix. Mr. Hurvitz and Dr. Frost, Teva’s then Vice Chairman of the Board and current Chairman, each own certain equity interests in Protalix.

In January 2007, Teva and Se-cure Pharmaceuticals Ltd. entered into a Marketing, Selling and Distribution Agreement for Femarelle, a food supplement. Pursuant to the Agreement, Teva has the exclusive right to market, sell and distribute Femarelle in Israel. Dr. Ben-Zion Weiner, Teva’s Chief R&D Officer, holds a right to receive 4% of the issued and outstanding share capital of Se-cure and is also a member of its scientific advisory board.

In May 2008, Teva entered a Share Purchase Agreement and Research and an Exclusive License Option Agreement with NovoTyr Therapeutics Ltd., which develops novel inhibitors of insulin-like growth factor receptor (IGF1R). During 2009, Teva terminated those agreements, effective as of February 4, 2010, but remains a shareholder in the company. NovoTyr was established in 2005 in Meytav Incubator, whose Chairman until December 2008 was Aharon Schwartz, Teva’s VP—Innovative Ventures. Meytav is controlled by Biomedix, which is controlled by Pontifax, and Eli Hurvitz, Teva’s then Chairman of the Board, was Chairman of the Board of Pontifax and owns certain equity interests in Pontifax.

In December 2006, Teva and Jexys Medical Research Services & Development Co. Ltd. entered into an agreement for the development of up to five prototype molecules, using Jexys’ platform technology. As part of the agreement, Jexys granted Teva an option to receive an exclusive, worldwide royalty-bearing license for the commercialization of products in exchange for certain milestone payments and royalties. In August 2008, Teva and Jexys entered a Share Purchase Agreement, under which Teva has invested in Jexys while maintaining its option for exclusive license. Harold Snyder, a director of Teva at the time these transactions were approved, was a shareholder of Jexys, and Arik Yaari, Teva’s Group Vice President—Teva Generics System, is a director and shareholder of Jexys.

In October 2008, a subsidiary of Teva entered into a lease for 9,950 square feet of office space located in Miami, Florida from an entity controlled by Dr. Frost at an annual rent of approximately $305,000 (including operational and service costs). The lease is for a two-year term, renewable by Teva for two additional three-year terms. Such amount was determined by Teva not to exceed the fair market rent for the property following a review of the commercial rental market for such space.

All related party transactions described above have been reviewed and approved by Teva’s audit committee and Board of Directors.

PROPOSAL 3:  APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board of Directors recommends that, as required under Israeli law (as described above under "Committees of the Board -- Audit Committee"), the shareholders appoint Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as the Company’s independent registered public accounting firm until the 2011 Annual Meeting of Shareholders. It is further proposed to authorize the Board of Directors to determine their compensation provided such compensation is also approved by the audit committee.

Representatives of PwC are expected to be present at the Annual Meeting and will also be available to respond to questions from shareholders.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2009	2008
	(U.S. $ in thousands)

Audit Fees	$9,419	$10,142
Audit-Related Fees	1,018	1,409
Tax Fees	7,125	7,613
All Other Fees	533	50
Total	$18,095	$19,214

The audit fees for the years ended December 31, 2009 and 2008 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2009 and 2008, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2009 and 2008 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2009 and 2008 were for services related to tax compliance, including the preparation of tax returns and claims for refunds, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2009 and 2008 were for general guidance related to accounting issues, the purchase of accounting software and human resources benchmarking software and assistance in respect of a risk management program relating to one of the Company’s products.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described above. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

PROPOSAL 4: APPROVAL OF THE TEVA PHARMACEUTICAL INDUSTRIES LIMITED 2010 LONG-TERM EQUITY-BASED INCENTIVE PLAN

The Board of Directors has approved, and recommends that the shareholders approve, the Company’s 2010 Long-Term Equity-Based Incentive Plan (the “2010 Plan”). The 2010 Plan allows for the grant of stock options, as well as restricted shares, restricted share units (“RSUs”) and other share-based awards.

If approved by the shareholders, this new 2010 Plan will replace the Company’s 2005 Omnibus Long-Term Share Incentive Plan (the “2005 Plan”). As of March 31, 2010, out of the 50 million shares authorized under the 2005 Plan, 28,064,000 options and 2,004,000 RSUs were outstanding. Although the 2005 Plan will not expire until July 31, 2010, if the 2010 Plan is approved, no additional awards under the 2005 Plan will be made.

In designing and adopting the 2010 Plan and recommending its approval to the shareholders, the Board considered, among other things, the following items:

•	The Board’s desire to continue the Company’s long-established focus on aligning executive compensation to long-term shareholder performance through equity-based compensation;

•
The impending expiration of the 2005 Plan, as described above, such that the 2010 Plan will replace, not merely supplement, the 2005 Plan and that no new grants will be authorized under the 2005 Plan following the effective date of the 2010 Plan;

•
Since no future grants will be made under the 2005 Plan, the shares reserved under outstanding options and RSUs under the 2005 Plan, together with the shares to be reserved under the 2010 Plan, would represent less than 10% of the Company’s total fully diluted shares;

•
The Company’s history of growth, with its revenues and employee headcount increasing from approximately $5.3 billion and 14,700, respectively, in 2005 (when the 2005 Plan was adopted) to approximately $13.9 billion and 35,000, respectively, in 2009;

•
The Company’s expectation of continued significant growth over the five-year term of the 2010 Plan, as reflected by its announcement in January 2010 of target revenues for 2015 revenues of $31 billion and its pending acquisition of the Merckle-ratiopharm Group, a transaction that is expected to add approximately $2.3 billion in annual revenues and 5,000 employees to the Company in 2010;

•
A limitation on the allowable “burn rate” under the 2010 Plan, which provides that no awards may be granted that would cause the Company’s three-year average burn rate to exceed two percent (2%) of the then-outstanding shares; and

•
The 2010 Plan’s “share counting” provision, which reduces potential dilution by taking into account the higher cost of “full-value” awards, as well as the limitation contained in the 2010 Plan that restricts the number of “full-value” awards that can be granted thereunder.

The following summary is not a complete description of all provisions of the 2010 Plan and is qualified in its entirety by reference to the text of the 2010 Plan, which is attached hereto as Exhibit A.

Term of the Plan

If approved by shareholders, the 2010 Plan will be effective as of the date of approval and will be active for five years. No awards will be granted under the 2010 Plan on or after the fifth anniversary of shareholder approval, although awards granted under the 2010 Plan may have terms that extend, and awards may be exercised, beyond that date.

Shares Available for Issuance under the Plan

The 2010 Plan will reserve a maximum of 70 million ordinary shares, or American Depositary Shares representing ordinary shares (collectively, “shares”), in a “fungible pool” available for issuance thereunder (or pursuant to the exercise of options or share appreciation rights (“SARs”), or the settlement of awards subject to settlement, to be granted thereunder). The pool of available shares will be reduced by one share for every option or SAR that is granted. Each “full-value” award will reduce the pool by the ratio of the fair value of such award to the fair value of an option or SAR, in either case as determined on or about the date of the grant of the award. For example, if the fair value of an option is one-third of the fair value of a “full-value” award, each “full-value” award granted will reduce the available pool by three shares. “Full-value” awards are any awards other than options or SARs, including restricted shares, RSUs and other share-based awards denominated in full shares. No more than 50% of the awards granted under the 2010 Plan may involve “full-value” awards.

Over any three-year period, the average annual number of awards granted under the 2010 Plan may not exceed two percent (2%) of the Company’s shares outstanding in the current year.

Any shares underlying an award granted under the 2010 Plan that are not purchased or issued as a result of an award that has expired, terminated, settled in cash or been canceled may be used for the grant of additional awards under the 2010 Plan; however, shares withheld from an award in payment of the exercise price or taxes relating thereto will constitute shares delivered under the 2010 Plan and will not again be available for issuance thereunder. Awards issued by an entity that is merged into or with the Company, acquired by the Company or otherwise involved in a similar corporate transaction with the Company will not reduce the pool of available shares under the 2010 Plan.

Awards and the shares authorized under the 2010 Plan are subject to adjustment as described below under “Changes in Capital Structure.”

Purpose

The 2010 Plan will be the primary plan under which equity-based awards are awarded on a worldwide basis to “eligible persons” (including employees and non-employee directors). Its purpose is to assist the Company in (a) attracting, retaining, motivating, and rewarding certain key employees, officers and directors of and consultants to the Company and its affiliates, and (b) promoting the creation of long-term value for shareholders of the Company by closely aligning the interests of such individuals with those of such shareholders.

Plan Administration

Except as described below and as required by law, the 2010 Plan will be administered by a committee (the “Committee”) consisting of two or more members of the Board, each of whom shall be an “independent director” for purposes of the Nasdaq Stock Market rules and regulations, as well as a “statutory independent director” under the Israeli Companies Law (initially, and unless otherwise specified, the Human Resources and Compensation Committee). The Committee will have the power to, among other things, allocate shares to each subplan under the 2010 Plan (each a “Subplan”) and determine the types of awards to be granted thereunder, establish policies applicable to awards, approve eligible participants, determine the type or types of incentives to be granted to each participant, and the terms and conditions of any awards granted, and interpret and administer the Plan or applicable Subplan and any award or other similar agreement. The terms and provisions of awards and the related agreements need not be uniform among participants, whether or not such participants are similarly situated. Any decision or action taken or to be taken by the Committee arising out of or in connection with the administration of the 2010 Plan or any Subplan shall, to the maximum extent permitted by applicable law, be within its discretion and shall be final, binding and conclusive upon the Company, its affiliates and all participants.

The Committee may delegate its authority to perform certain functions to officers or employees of the Company or its affiliates, to the extent such permitted under applicable law; provided, however, that any action of the Committee relating to an award intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, amended (the “Code”) must be taken by a Committee consisting solely of members who are “outside directors” within the meaning of Treasury Regulation § 1.162-27(c).

The Board of Directors retains exclusive authority to approve one or more Subplans that will be established in accordance with the overall terms of the 2010 Plan to facilitate local administration of the 2010 Plan in various jurisdictions in which the Company and its subsidiaries operate, to conform the 2010 Plan with legal requirements of such jurisdictions, and to allow for favorable tax treatment under applicable local tax laws.

Eligibility

Directors, employees and consultants of, and persons who have accepted employment with, the Company and its affiliates who have been approved by the Committee as participants will be eligible to receive awards under the 2010 Plan. However, awards granted to directors of the Company would be subject to further shareholder approval, as required under the Israeli Companies Law.

Types of Awards Available Under the 2010 Plan

Options; Restricted Shares; RSUs. Options, restricted shares and RSUs, which are notional units that each represent the right to receive one share (or the cash value thereof) upon a specified settlement date, may be granted to participants under the 2010 Plan on such terms and conditions as the Committee shall determine, subject to certain limitations imposed by the 2010 Plan. While subject to vesting conditions, restricted shares may not be transferred, and each certificate for such shares shall contain a legend giving appropriate notice of the restrictions applicable to the grant.

The exercise price of each option may not be less than 100% of the fair market value of one share on the date the option is granted, and the term of each option may not exceed ten years from the date of grant.

Generally, the vesting of options, restricted shares and RSUs will be subject to the participant’s continued employment with the Company or an affiliate, as applicable, during a period designated by the Committee at the time of grant; provided, however, that subject to any acceleration of vesting in connection with a change in control of the Company (as defined in the 2010 Plan) or certain similar corporate transactions, no options, restricted shares or RSUs granted under the 2010 Plan may vest or become exercisable, if subject to exercise, earlier than the second anniversary of the date of grant. In addition, the Committee may require that certain performance conditions be met for purposes of vesting in awards of restricted shares or RSUs.

Unless otherwise determined by the Committee, if a participant ceases to be employed by the Company or an affiliate, as applicable, for any reason other than death, disability, a qualifying retirement, or by the Company or such affiliate for cause, such participant’s options will remain exercisable, to the extent exercisable at the time of cessation of employment, for a period not extending beyond 90 days after the date of cessation of employment, and in no event beyond the option’s original expiration, his restricted shares and unvested RSUs will be forfeited for no consideration, and his vested RSUs will be settled in accordance with the settlement schedule set forth in the applicable award agreement. If a participant’s employment is terminated for cause, or the participant resigns in circumstances where Company or an affiliate, as applicable, is entitled to terminate such participant’s employment for cause, such participant’s options (both vested and unvested) will terminate immediately, unless prohibited by applicable law, and his restricted shares and RSUs (both vested and unvested) will be forfeited for no consideration. In the event of termination due to death, disability or a qualifying retirement, the participant’s options, restricted shares and RSUs will, as if no termination had occurred, continue to vest and, if applicable, will remain exercisable or settle in accordance with the settlement schedule set forth in the applicable award agreement.

        During the vesting period for restricted shares granted under the 2010 Plan, a participant will be entitled to vote such shares. Dividends declared and paid on restricted shares will generally be withheld by the Company for the participant’s account without interest and will be subject to vesting and forfeiture to the same degree as the restricted shares to which such dividends relate.

Other Share-Based Awards. The Committee may grant other awards payable or denominated in shares, including SARs, which may be granted to participants based on such terms and conditions not inconsistent with the terms of the Plan and which may be made as additional compensation for services rendered by a participant or may be in lieu of cash or other compensation. These may include awards under which payment is dependent upon whether the performance of the Company or any subsidiary meets certain objectives established by the Committee. Such objectives may include or be based on share price, pre-tax profits, earnings per share, return on shareholders’ equity, return on assets, sales, net income or any combination of the foregoing.

Other Information

Amendments to or Termination of the Plan. The Board may from time to time amend the 2010 Plan as permitted by applicable statutes, rules and regulations, except that it may not, without the consent of the participants affected, revoke or alter, in a manner unfavorable to participants, any awards then outstanding. Additionally, the Board may not, without shareholder approval, amend the 2010 Plan where shareholder approval is required by applicable law or regulation, or the applicable rules of the national securities exchange on which the shares are principally listed, or effect any repricing of awards thereunder. The Board may discontinue the 2010 Plan at any time.

Transferability. Incentives granted under the 2010 Plan are not assignable or transferable, except for limited circumstances upon a grantee’s death or as determined by the Committee pursuant to the terms of any written incentive award agreement.

Change in Capital Structure. In the event of any change in the outstanding shares or the capital structure of the Company, the declaration of any extraordinary dividend, or any change in applicable laws or circumstances that, as determined by the Committee in its sole discretion, results or could result in the substantial dilution or enlargement of participants’ rights, the Committee shall adjust the aggregate number of shares that may be granted pursuant to awards, the number of shares covered by outstanding awards, and the price per share of each award under the 2010 Plan, as determined by the Committee.

Change in Control Provisions. Under the 2010 Plan, unless otherwise provided in an award agreement, in the event of a change in control of the Company or certain similar corporate transactions, the Committee may, in its discretion, provide for any one or more of the following: (i) the assumption or substitution of such awards in connection with such event; (ii) the accelerated vesting of any awards; (iii) the cancellation of any or all outstanding awards upon the consummation of such event such that award holders will receive a payment in respect of such cancellation based on the per-share consideration being received by the Company’s shareholders in connection with such change in control; and (iv) the replacement of outstanding awards with a cash incentive program that preserves the value of the replaced awards and contains identical vesting conditions.

Events constituting a change in control of the Company or similar corporate transaction under the 2010 Plan include (1) a change in the ownership or control of the Company pursuant to which any person acquires more than 50% of the total combined voting power of the Company’s securities; (2) the replacement of at least a majority of the members of the Board (other than directors whose election or nomination for election are approved by two-thirds of the then-current members of the Board); (3) a sale of all or substantially all of the Company’s assets; (4) a merger or consolidation in which the Company is not the surviving entity or in which the Company’s shareholders receive securities of another corporation, cash, and/or other property; (5) a sale, divesture, spin-off or other similar transaction in which any affiliate of the Company ceases to be an affiliate, with respect to outstanding awards held by participants who experience a termination of employment on account of such event only; and (6) the reorganization or liquidation of the Company.

United States Federal Income Taxes

The following is a brief discussion of the U.S. federal income tax consequences of transactions relating to options under the 2010 Plan based on the Code. The 2010 Plan is not and will not be qualified under Section 401(a) of the Code. This discussion is not intended to be exhaustive and does not describe state or local tax consequences.

No options granted under the 2010 Plan shall qualify as incentive stock options intended to satisfy the requirements of Section 422 of the Code. As such, the following tax consequences apply in connection with options granted under the 2010 Plan: (1) no income will be realized by the participant at the time the option is granted; (2) generally, at exercise, ordinary income will be realized by the participant in an amount equal to the difference between the exercise price paid for the shares and the fair market value of the shares on the date of exercise, and the participant’s employer is generally entitled to a tax deduction in the same amount subject to applicable tax withholding requirements; and (3) at sale, appreciation (or depreciation) after the date as of which amounts are includable in income is treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

PROPOSAL 5:  DIRECTORS REMUNERATION

Unlike U.S. law, the Israeli Companies Law requires shareholder approval of cash remuneration paid to directors. Accordingly, and following the recommendation of the Company’s Human Resources and Compensation Committee and approval of its Audit Committee and the Board of Directors, the shareholders are asked to approve the following:

PROPOSAL 5a: APPROVAL OF THE REMUNERATION OF DR. PHILLIP FROST IN HIS CAPACITY AS CHAIRMAN OF THE BOARD

In consideration of the increased duties and responsibilities that are assigned to the position of Chairman of the Board under Israeli law and the Company’s articles of association, the shareholders are asked to approve the following remuneration for Dr. Phillip Frost as Chairman of the Board of Teva: cash remuneration in an amount of the NIS equivalent of USD 385,702 (as of March 9, 2010) per annum plus VAT (as applicable), as adjusted by the Israeli Consumer Price Index. This amount reflects an increase of USD 32,142 over Dr. Frost's current annual remuneration for his service as Vice Chairman.  Such remuneration will be in addition to the per meeting fees payable to members of Teva’s Board of Directors.

The above remuneration will be effective as of March 9, 2010, the date of Dr. Frost's appointment as Chairman of the Board.

Teva will also provide Dr. Frost, in his capacity as Chairman of the Board, with an office and secretarial services and will, in accordance with Teva practice, also reimburse him for other reasonable and necessary expenses incurred in the course of his service to the Company. In addition, effective as of February 15, 2010, Dr. Frost will be entitled to reimbursement of his out-of-pocket transportation costs related to the use of his airplane for the purpose of participating in board activities held outside the U.S. in an annual amount not to exceed USD 500,000.

PROPOSAL 5b: APPROVAL OF THE REMUNERATION OF PROF. MOSHE MANY IN HIS CAPACITY AS VICE CHAIRMAN OF THE BOARD

In consideration of the increased responsibilities and the enhanced role that Prof. Moshe Many has as Vice Chairman of the Board, the shareholders are asked to approve the following remuneration for Prof. Moshe Many in his capacity as Vice Chairman of the Board of Teva:  cash remuneration in an amount of the NIS equivalent of USD 150,000 (as of March 9, 2010) per annum plus VAT (as applicable), to be adjusted from time to time by the increase of the Israeli Consumer Price Index.  Such remuneration will be in addition to the per meeting fees payable to members of Teva’s Board of Directors.

 The above remuneration will be effective as of March 9, 2010, the date of Prof. Many's appointment as Vice Chairman of the Board.

Teva will also provide Prof. Many, in his capacity as Vice Chairman of the Board, with secretarial services and will, in accordance with Company practice, also reimburse him for other reasonable and necessary business expenses incurred in the course of his service to the Company.

PROPOSAL 5c: APPROVAL OF THE REMUNERATION OF PROF. ROGER KORNBERG IN HIS CAPACITY AS DIRECTOR

In light of Prof. Roger Kornberg's exceptional scientific background and his contribution to the deliberations of the Board and its Science and Technology Committee, especially in the area of biosimilars,  the shareholders are asked to approve the following remuneration for Prof. Kornberg in his capacity as a director:  cash  remuneration in an amount of the NIS equivalent of USD 150,000 (as of May 10, 2010) per annum plus VAT (as applicable), to be adjusted from time to time by the increase of the Israeli Consumer Price Index.  Such remuneration will be in addition to the per meeting fees payable to members of Teva’s Board of Directors.

The above remuneration will be effective as of May 10, 2010.

In accordance with Company practice, Teva will also reimburse Prof. Kornberg for his reasonable and necessary business expenses incurred in the course of his service to the Company.

PROPOSAL 6:  INCREASE IN REGISTERED SHARE CAPITAL

The Board of Directors has approved, and recommends that the shareholders approve, an increase in the registered share capital of the Company of NIS 100,000,000 to a total of NIS 250,000,000 by the creation of 1,000,000,000 additional ordinary shares of par value NIS 0.1 each, and the amendment of the Company’s incorporation documents accordingly, so that the registered capital of the Company will be as follows:

“The registered share capital of the Company is NIS 250,000,000 (two hundred and fifty million New Israeli Shekels) consisting of 2,500,000,000 shares of NIS 0.1 par value each, divided as follows:

2,499,575,693 Ordinary Shares, par value NIS 0.1 per share

424,247 Ordinary “A” Shares, par value NIS 0.1 per share

60 Deferred Shares, par value NIS 0.1 per share.”

If the increase is approved, the Board would then have the power, without further shareholder approval (except to the extent that such approval may be required by law, stock exchange rules or other regulations), to issue additional authorized shares for such consideration (cash or otherwise) or for no consideration, at such times and in such amounts as the Board in its discretion may determine.

Over the past several years, the Company has issued, or has reserved for issuance, approximately 288 million ordinary shares in connection with various acquisitions and convertible debenture financings. As a result of these transactions and other shares reserved for issuance, the Company has approximately 517 million shares remaining available for future issuance.  In order to maintain flexibility for potential future acquisitions, financings and stock splits, the Board recommends that the shareholders approve the proposed capital increase and the related amendment of the Company’s incorporation documents.

EXHIBIT A

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
2010 LONG-TERM EQUITY-BASED INCENTIVE PLAN

1.           Purpose.

The purpose of the Plan is to assist the Company (a) in attracting, retaining, motivating, and rewarding certain key employees, officers and directors of and consultants to the Company and its Affiliates, and (b) promoting the creation of long-term value for shareholders of the Company by closely aligning the interests of such individuals with those of such shareholders. The Plan authorizes the award of Share-based incentives to Eligible Persons to encourage such persons to expend their maximum efforts in the creation of shareholder value. The Plan shall serve as the primary plan under which equity-based incentives are awarded on a worldwide basis to Eligible Persons.

2.           Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)           “2005 Plan” means the Teva Pharmaceutical Industries Limited 2005 Omnibus Long-Term Share Incentive Plan.

(b)           “ADS” means an American Depositary Share, which represents one Ordinary Share.

(c)           “Affiliate” means, with respect to any entity, any other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity and any other entity determined by the Committee to be an “Affiliate” for purposes of this Plan.

(d)           “Award” means an Option, a Restricted Share, a Restricted Share Unit, a Share Appreciation Right, or any other Share-based award granted under the Plan.

(e)           “Award Agreement” means a written agreement (which may be in electronic form) between the Company and a Participant evidencing the terms and conditions of such Participant’s Award.

(f)            “Board” means the Board of Directors of the Company.

(g)           “Cause” means, in the absence of an effective employment agreement between a Participant and the Employer otherwise defining Cause, (i) a Participant’s conviction of or indictment for any criminal act (whether or not involving the Company or its Affiliates) (A) constituting a felony, (B) evidencing moral turpitude, or (C) that has, or could reasonably be expected to result in, an adverse impact on the performance of the Participant’s duties to the Employer, or otherwise has, or could reasonably be expected to result in, an adverse impact to the business or reputation of the Company or its Affiliates; (ii) conduct of the Participant, in connection with his or her employment, that has, or could reasonably be expected to result in, material injury to the business or reputation of the Company or its Affiliates; (iii) any material violation of the policies of the Company or its Affiliates, including, but not limited to those relating to sexual harassment, corruption, the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Company or its Affiliates; or (v) willful neglect in the performance of the Participant’s duties for the Employer or willful or repeated failure or refusal to perform such duties; provided, however, that if, subsequent to the Participant’s voluntary Termination for any reason or involuntary Termination by the Company or an Affiliate without Cause, it is discovered that the Participant’s employment could have been terminated for Cause, such Participant’s employment shall be deemed to have been terminated for Cause. In the event there is an effective employment agreement between a Participant and the Employer defining Cause, “Cause” shall have the meaning provided in such agreement, and a Termination by the Employer for Cause hereunder shall not be deemed to have occurred unless all applicable notice and cure periods in such employment agreement are complied with.

(h)           “Change in Control” means:

(i)           a change in ownership or control of the Company effected through a transaction or series of transactions (other than an offering of Shares to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” (as defined in Section 3(a)(9) of the Exchange Act) or any two or more persons deemed to be one “person” (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), other than the Company or any of its Affiliates, or an employee benefit plan maintained by the Company or any of its Affiliates, directly or indirectly acquire “beneficial ownership” (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company’s securities outstanding immediately after such acquisition;

(ii)           the date upon which individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”), cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds (2/3) of the directors then constituting the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

(iii)           the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any “person” (as defined in Section 3(a)(9) of the Exchange Act) or to any two or more persons deemed to be one “person” (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than the Company’s Affiliates.

(i)            “Code” means the United States Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(j)            “Committee” means a committee of the Board consisting of two or more members of the Board, each of whom shall be an “independent director” as defined under the rules and regulations of The Nasdaq Stock Market, Inc. (“NASDAQ”), and at least one of whom shall be a “statutory independent director” (as defined under the Companies Act); provided, that to the extent necessary to comply with applicable law, the Board shall be deemed to be the Committee for purposes of this Plan. Unless otherwise determined by the Board, the HR and Compensation Committee of the Board shall act as the Committee hereunder.

(k)           “Companies Act” means the Israeli Companies Law.

(l)            “Company” means Teva Pharmaceutical Industries Limited, an Israeli corporation.

(m)           “Consultant” means each person who provides substantial services to the Company and/or its Affiliates and is designated as eligible by the Committee. For purposes of the Plan, in the case of a Consultant, references to employment shall be deemed to refer to such Consultant’s service in such capacity.

(n)           “Disability” means, in the absence of an effective employment agreement between a Participant and the Employer otherwise defining Disability, the permanent and total disability of such Participant as defined by applicable law or in the applicable Subplan. In the event there is an effective employment agreement between a Participant and the Employer defining Disability, “Disability” shall have the meaning provided in such agreement.

(o)           “Effective Date” means the date on which this Plan is approved by the shareholders of the Company at the 2010 annual meeting of shareholders.

(p)           “Eligible Person” means (i) each employee of the Company or of any of its Affiliates, including each such person who may also be a director of the Company and/or its Affiliates; (ii) each non-employee director of the Company and/or its Affiliates, (iii) each Consultant; and (iv) any person who has accepted an offer of employment from or entered into a agreement to provide consulting services with the Company or its Affiliates; provided, however, that any such person may not receive any payment or exercise any right relating to an Award until such person has commenced employment or service with the Company or its Affiliates. An employee on an approved leave of absence (including maternity leave) shall be considered as still in the employment of the Company or its Affiliates for purposes of eligibility for participation in the Plan.

(q)           “Employer” means either the Company or an Affiliate of the Company by which the Participant is principally employed or to which the Participant provides services (including services as a non-employee director), as applicable (in each case determined without regard to any transfer of an Award).

(r)           “Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(s)           “Expiration Date” means the date upon which the term of an Option expires, as determined under Section 5(b) hereof.

(t)            “Fair Market Value” means, as of any date when the Shares are listed on one or more United States securities exchanges, the closing price reported on the principal United States national securities exchange on which such Shares are listed and traded on such date, or, if not quoted on such date, then on the last preceding date on which the Shares were quoted. If the Shares are not listed on a United States exchange, or representative quotes are not otherwise available, the Fair Market Value shall mean the amount determined by the Board in good faith, and in a manner consistent with Section 409A of the Code, to be the fair market value per Share.

(u)           “Full Value Award” shall have the meaning set forth in Section 4(b)(i) hereof.

(v)           “Incentives” shall have the meaning ascribed to such term in the 2005 Plan.

(w)          “Incumbent Board” shall have the meaning set forth in Section 2(g)(ii) hereof.

(x)           “Option” means a conditional right, granted to a Participant under Section 5 hereof, to purchase one Share at a specified price during a specified period. No Option granted pursuant to this Plan shall be considered an “incentive stock option” (within the meaning ascribed to such term in Section 422 of the Code).

(y)           “Ordinary Shares” means the Company’s ordinary shares, par value NIS 0.1 per share.

(z)            “Participant” means an Eligible Person who has been granted an Award under the Plan, or if applicable, such other person or entity who holds an Award.

(aa)         “Performance Objectives” means performance objectives based on one or more of the following criteria that are related to the performance of an individual Participant or the Employer, division, department, or function within the Company or the Participant’s Employer and may be measured on an absolute or relative basis: return on equity; diluted earnings per share; net earnings; total earnings; earnings growth; return on capital; working capital turnover; return on assets; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; sales; sales growth; gross margin; return on investment; increase in the fair market value per share; share price (including but not limited to, growth measures and total shareholder return); operating profit; cash flow (including, but not limited to, operating cash flow and free cash flow); cash flow return on investment (which equals net cash flow divided by total capital); inventory turns; financial return ratios; total return to shareholders; market share; earnings measures/ratios; economic value added; balance sheet measurements including (but not limited to receivable turnover); internal rate of return; and expense targets.

(bb)         “Plan” means this Teva Pharmaceutical Industries Limited 2010 Long-Term Equity-Based Incentive Plan. The Plan shall be deemed to include any Subplans, supplements to or amendments, restatements or alternative versions of this Plan or any Subplan approved by the Board which, in the aggregate, shall constitute one Plan governed by the terms set forth herein.

(cc)         “Qualified Member” means a member of the Committee who is a “Non-Employee Director” within the meaning of Rule 16b-3 of the Exchange Act and an “outside director” within the meaning of Treasury Regulation § 1.162-27(c) under Code Section 162(m).

(dd)         “Qualifying Retirement” means the Termination by a Participant (i) who has attained the statutory retirement age in the country in which such Participant is then a resident or primarily employed, or if there is no statutory retirement age in the applicable country, the age set forth in the applicable Subplan, or (ii) whose Termination meets guidelines for Qualifying Retirements under the Plan approved by the Board or the Committee.

(ee)         “Qualifying Committee” shall have the meaning set forth in Section 3(b) hereof.

(ff)           “Restricted Share” means a Share granted to a Participant under Section 6 hereof that is subject to certain restrictions and to a risk of forfeiture.

(gg)         “Restricted Share Unit” means a notional unit representing the right to receive one Share (or the cash value of one Share, if so determined by the Committee) on a specified settlement date.

(hh)         “Securities Act” means the United States Securities Act of 1933, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(ii)           “Share” means an Ordinary Share and/or an ADS, as the context may require, and such other securities as may be substituted for such Share pursuant to Section 9 hereof.

(jj)           “Share Appreciation Right” means a conditional right to receive an amount equal to the increase in the Fair Market Value of one Share over a specified period. Share Appreciation Rights shall be settled in Shares, or, if set forth in the applicable Award Agreement or in accordance with Section 9 hereof, in cash.

(kk)         “Subplan” shall have the meaning set forth in Section 3(a) hereof.

(ll)           “Termination” means the termination of a Participant’s employment or service, as applicable, with the Employer; provided, however, that (i) the transfer of employment or service, as applicable, to another Employer, (ii) the change of a Participant’s status in relation to the Employer from an employee to a Consultant or vice versa and (iii) such other change of a Participant’s status in relation to the Employer if so determined by the Committee at the time of such change in status, will not be deemed to be a Termination hereunder.  Unless otherwise determined by the Committee, in the event that any Employer ceases to be an Affiliate of the Company (by reason of sale, divesture, spin-off or other similar transaction), unless a Participant’s employment or service with such Employer is transferred to another entity that would constitute an Employer immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction.

3.           Administration.

(a)           Authority of the Board. The Board has the exclusive authority to approve one or more subplans that will be established, within the parameters and according to the overall terms and provisions of the Plan, to facilitate local administration of the Plan in any jurisdiction in which the Company or its Affiliates operate and to conform the Plan to the legal requirements of any such jurisdiction or to allow for favorable tax treatment under any applicable provision of tax law (each a “Subplan”).

(b)           Authority of the Committee. Except as otherwise provided herein or required under applicable law, the Plan shall be administered by the Committee. The Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to (i)  allocate from within the aggregate number of Shares covered by the Plan, a portion thereof to be specifically utilized in connection with each of the Subplans, and determine the types of Awards available for grant under each Subplan; (ii) establish, as permitted by law, policies, guidelines or parameters applicable to Awards granted under the Subplans; (iii) select Eligible Persons to become Participants; (iv) grant Awards (other than Awards to members of the Board, which must be approved in accordance with the Companies Act); (v) determine the type, number of Shares subject to, and other terms and conditions of, and all other matters relating to, Awards; (vi) prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan and each of the Subplans; (vii) construe and interpret the Plan, any Subplan and any Award Agreement and correct defects, supply omissions, or reconcile inconsistencies therein; (viii) suspend the right to exercise Awards during any period that the Committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an Award by an equivalent period of time; and (ix) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan and each Subplan. Any action of the Committee shall be final, conclusive, and binding on all persons, including, without limitation, the Company, its Affiliates, Eligible Persons, Participants, and beneficiaries of Participants.

(c)           Manner of Exercise of Committee Authority. At any time that a member of the Committee is not a Qualified Member, (i) any action of the Committee relating to an Award intended by the Committee to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code may be taken by a subcommittee, designated by the Committee or the Board, composed solely of two or more Qualified Members (a “Qualifying Committee”); and (ii) any action relating to an Award granted or to be granted to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company may be taken either by such a Qualifying Committee, or by the Committee but with each such member who is not a Qualified Member abstaining or recusing himself from such action; provided, that upon such abstention or recusal, the Committee remains composed of two or more Qualified Members. Any action authorized by such a Qualifying Committee or by the Committee upon the abstention or recusal of such non-Qualified Member(s) shall be deemed to be the action of the Committee for purposes of the Plan. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.

(d)           Delegation. To the extent permitted by applicable law, the Committee may delegate to officers or employees of the Company or any of its Affiliates, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions, including but not limited to administrative functions, as the Committee may determine appropriate. The Committee may appoint agents to assist it in administering the Plan. Notwithstanding the foregoing or any other provision of the Plan to the contrary, any Award granted under the Plan to any person or entity who is not an employee of the Company or any of its Affiliates (including any non-employee director of the Company or any Affiliate) or to any person who is subject to Section 16 of the Exchange Act shall be expressly approved by the Committee or Qualifying Committee in accordance with subsection (b) above.

4.           Shares Available under the Plan.

(a)           Number of Shares Available for Delivery. Subject to adjustment as provided in Section 9 hereof, the total number of Shares reserved and available for delivery in connection with Awards under the Plan shall be seventy million (70,000,000). No Incentives will be granted under the 2005 Plan on or after the Effective Date. In no event shall an Award be granted under this Plan if, as a result of such grant, the average number of Shares underlying Awards granted during each of the three 12-month periods ending on the date such Award is granted exceeds 1.6% of the Company’s then outstanding Shares. Shares delivered under the Plan shall consist of authorized and unissued Shares or previously issued Shares reacquired by the Company or its Affiliates on the open market or by private purchase. In no event shall fractional shares be issued under the Plan. No more than 50% of the Awards granted under this Plan may involve Full Value Awards.

(b)           Share Counting Rules. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute Awards) and make adjustments if the number of Shares actually delivered differs from the number of shares previously counted in connection with an Award.

(i)           The total number of available Shares will be reduced by one Share for every Option or Share Appreciation Right that is awarded, and any Award other than an Option or Share Appreciation Right (each, a “Full-Value Award”) shall reduce the pool by the ratio of the fair value of a Full-Value Award to the fair value of an Option or Share Appreciation Right, as applicable, determined on or about the date on which the Full-Value Award is granted, based on valuation methods reasonably determined by the Committee (for example, in the event such ratio is 1:3, a Full-Value Award representing one Share will reduce the pool by three Shares).

(ii)           To the extent that an Award expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the Participant of the full number of Shares to which the Award related, the number of Shares that were reduced from the total number of available Shares pursuant to Section 4(b)(i) above on account of such undelivered shares will again be available for grant. Conversely, the number of Shares that were reduced from the total number of available Shares pursuant to Section 4(b)(i) above on account of (x) Shares withheld in payment of the exercise price or taxes relating to an Award, or (y) Shares surrendered in payment of any exercise price or taxes relating to an Award, shall constitute shares delivered to the Participant and shall not be deemed to again be available for Awards under the Plan.

(iii)           Notwithstanding anything herein to the contrary, equity-based awards assumed or substituted by the Company or its Affiliates as part of a corporate transaction (including, without limitation, from an entity merged into or with the Company or any of its Affiliates, acquired by the Company or any of its Affiliates, or otherwise involved in a similar corporate transaction) shall not count against the number of shares reserved and available for issuance pursuant to this Plan.

(c)           162(m) Limitation. Notwithstanding anything to the contrary herein, during any time that the Company is subject to Section 162(m) of the Code, the maximum number of Shares with respect to which Options and Share Appreciation Rights that may be granted to any individual pursuant to this Plan in any one year shall not exceed the maximum number of Shares available for issue hereunder, as such number may change from time to time.

5.           Options.

(a)           General. Options may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of each Option grant shall be set forth in an Award Agreement.

(b)           Term. The term of each Option shall be set by the Committee at the time of grant; provided, however, that no Option granted hereunder shall be exercisable after the tenth (10th) anniversary of the date it was granted (or, if such anniversary is not a business day in the United States, the next succeeding United States business day).

(c)           Exercise Price. The exercise price per Share for each Option shall be set by the Committee and shall not be less than the Fair Market Value of the underlying Shares on the date of grant.

(d)           Payment for Shares. Payment for Shares acquired pursuant to Options granted hereunder shall be made in full, upon exercise of the Options, (i) in immediately available funds, or by certified or bank cashier’s check or (ii) by any other means approved by the Committee.

(e)           Vesting. Options shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of any Performance Objectives, in each case, as may be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 9 hereof, no Option shall vest prior to the second (2nd) anniversary of the date of grant. Except as otherwise specifically determined by the Committee or provided in the Plan, the vesting of an Option shall occur only while the Participant is employed or rendering services to the Employer, and all vesting shall cease upon a Participant’s Termination with the Employer for any reason. To the extent permitted by applicable law and determined by the Committee, vesting may be suspended during the period of any unpaid leave by a Participant and shall resume upon such Participant’s return to employment; provided, however, that in the case of a Participant who takes unpaid maternity leave, vesting shall not be suspended and shall continue for the longer of (x) one year or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(f)            Termination of Employment or Service. Except as may otherwise be provided by the Committee in a Subplan or an applicable Award Agreement:

(i)           In the event of a Participant’s Termination with the Employer prior to the Expiration Date for any reason other than (A) the Participant’s death or Disability, (B) a Qualifying Retirement, or (C) by the Employer for Cause, (1) all vesting with respect to such Participant’s Options shall cease, (2) all of such Participant’s unvested Options shall expire as of the date of such Termination, and (3) all of such Participant’s vested Options shall remain exercisable until the earlier of the Expiration Date and the date that is ninety (90) days after the date of such Termination.

(ii)           In the event of a Participant’s Termination with the Employer prior to the Expiration Date by reason of such Participant’s death, Disability or Qualifying Retirement, (A) all of such Participant’s Options shall continue to vest in accordance with their original vesting schedule as if no such termination had occurred, and (B) such Options shall remain exercisable until the Expiration Date. In the event of a Participant’s death, such Participant’s Options shall be exercisable by the person or persons to whom a Participant’s rights under the Options pass by will or the applicable laws of descent and distribution until the Expiration Date.

(iii)           In the event of a Participant’s Termination with the Employer prior to the Expiration Date by the Employer for Cause, all of such Participant’s Options (whether or not vested) shall immediately expire as of the date of such Termination.

6.           Restricted Shares.

(a)           General. Restricted Shares granted hereunder to Eligible Persons shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate. The terms and conditions of each Restricted Shares grant shall be evidenced by an Award Agreement. Subject to the restrictions set forth in Section 6(b), except as otherwise set forth in the applicable Award Agreement, the Participant shall generally have the rights and privileges of a shareholder as to such Restricted Shares, including the right to vote such Restricted Shares. Unless otherwise set forth in a Subplan or a Participant’s Award Agreement, cash dividends and share dividends, if any, with respect to the Restricted Shares shall be withheld by the Company for the Participant’s account, and shall be subject to vesting and forfeiture to the same degree as the Restricted Shares to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld.

(b)           Restrictions on Transfer/Vesting. In addition to any other restrictions set forth in a Participant’s Award Agreement, until such time that the Restricted Shares have vested pursuant to the terms of the Award Agreement, the Participant shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Shares. Restricted Shares shall vest in such manner, on such date or dates, or upon the achievement of any Performance Objectives, in each case, as may be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 9 hereof, no Restricted Share shall vest prior to the second (2nd) anniversary of the date of grant. Except as otherwise specifically determined by the Committee or provided in the Plan, the vesting of a Restricted Share shall occur only while the Participant is employed or rendering services to the Employer, and all vesting shall cease upon a Participant’s Termination with the Employer for any reason. To the extent permitted by applicable law and determined by the Committee, vesting may be suspended during the period of any unpaid leave by a Participant and shall resume upon such Participant’s return to employment; provided, however, that in the case of a Participant who takes unpaid maternity leave, vesting shall not be suspended and shall continue for the longer of (x) one year, or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(c)           Termination of Employment or Service. Except as may otherwise be provided by the Committee in a Subplan or an applicable Award Agreement:

(i)           In the event of a Participant’s Termination with the Employer prior to a vesting date for any reason other than (A) the Participant’s death or Disability, (B) a Qualifying Retirement, or (C) by the Employer for Cause, (1) all vesting with respect to such Participant’s Restricted Shares shall cease, and (2) as soon as practicable following such Termination, such unvested Restricted Shares shall be forfeited by the Participant to the Company as of the date of such Termination.

(ii)           In the event of a Participant’s Termination with the Employer prior to a vesting date by reason of such Participant’s death, Disability or Qualifying Retirement, all of such Participant’s Restricted Shares shall continue to vest in accordance with their original vesting schedule as if no such termination had occurred.

(iii)           In the event of a Participant’s Termination with the Employer for Cause prior to a vesting date, all of such Participant’s unvested Restricted Shares shall immediately be forfeited for no consideration as of the date of such Termination.

7.           Restricted Share Units.

(a)           General. The terms and conditions of each Restricted Share Unit grant shall be evidenced by an Award Agreement.  Such Award Agreement may, at the discretion of the Committee, include payment for dividend equivalents.

(b)           Vesting. Restricted Share Units shall vest in such manner, on such date or dates, or upon the achievement of any Performance Objectives, in each case, as may be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 9 hereof, no Restricted Share Unit shall vest prior to the second (2nd) anniversary of the date of grant. Except as otherwise specifically determined by the Committee or provided in the Plan, the vesting of a Restricted Share Unit shall occur only while the Participant is employed or rendering services to the Employer, and all vesting shall cease upon a Participant’s Termination with the Employer for any reason. To the extent permitted by applicable law and determined by the Committee, vesting may be suspended during the period of any unpaid leave by a Participant and shall resume upon such Participant’s return to employment; provided, however, that in the case of a Participant who takes unpaid maternity leave, vesting shall not be suspended and shall continue for the longer of (x) one year, or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(c)           Settlement of Restricted Share Units. Upon such date or dates designated in the applicable Award Agreement, unless earlier forfeited, the Company shall settle each Restricted Share Unit by delivering one Share (or the cash value of one Share, if so determined by the Committee).

(d)           Termination of Employment or Service. Except as may otherwise be provided by the Committee in a Subplan or an applicable Award Agreement:

(i)           In the event of a Participant’s Termination with the Employer prior to a vesting date for any reason other than (A) the Participant’s death or Disability, (B) a Qualifying Retirement, or (C) by the Employer for Cause, all vesting with respect to such Participant’s Restricted Share Units shall cease and any vested Restricted Share Units shall be settled in accordance with the settlement schedule set forth in the applicable Award Agreement.

(ii)           In the event of a Participant’s Termination with the Employer prior to a vesting date by reason of such Participant’s death, Disability or Qualifying Retirement, all of such Participant’s Restricted Share Units shall continue to vest and settle as if no such termination had occurred.

(iii)           In the event of a Participant’s Termination with the Employer for Cause prior to settlement, all of such Participant’s Restricted Share Units shall immediately be forfeited as of the date of such Termination.

8.           Other Share-Based Awards.

The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, Share Appreciation Rights. The Committee may also grant Shares as a bonus, or may grant other Awards in lieu of obligations of the Company or an Affiliate to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee. The terms and conditions applicable to each such Award shall be determined by the Committee and evidenced by an Award Agreement.

9.           Adjustment for Recapitalization, Merger, etc.

(a)           Capitalization Adjustments. The aggregate number of Shares that may be granted or purchased pursuant to Awards (as set forth in Section 4 hereof), the number of Shares covered by each outstanding Award, and the price per share thereof in each such Award shall be equitably and proportionally adjusted or substituted, as determined by the Committee in its sole discretion, as to the number, price, or kind of a Share or other consideration subject to such Awards (i) in the event of changes in the outstanding Shares or in the capital structure of the Company by reason of share dividends, share splits, reverse share splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the approval by the Committee of any such Award (including any Corporate Event, as defined below); (ii) in connection with any extraordinary dividend declared and paid in respect of Shares, whether payable in the form of cash, shares, or any other form of consideration; or (iii) in the event of any change in applicable laws or any other change in circumstances that results in or could result in any substantial dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

(b)           Corporate Events. Notwithstanding the foregoing, except as may otherwise be provided in an Award Agreement, in connection with (i) a merger or consolidation involving the Company in which the Company is not the surviving corporation; (ii) a merger or consolidation involving the Company in which the Company is the surviving corporation but the holders of Shares receive securities of another corporation and/or other property, including cash; (iii) a Change in Control; (iv) a sale, divesture, spin-off or other similar transaction in which any Affiliate of the Company ceases to be an Affiliate of the Company, with respect to outstanding Awards held by Participant’s that experience a Termination on account of such event only, or (v) the reorganization or liquidation of the Company (each, a “Corporate Event”), the Committee may, in its discretion, provide for any one or more of the following:

(1)           that such Awards be assumed or substituted in connection with such Corporate Event, in which case, the Awards shall be subject to the adjustment set forth in subsection (a) above;

(2)           that the vesting of any Awards shall be accelerated, subject to the consummation of such Corporate Event;

(3)           that any or all vested and/or unvested Awards be cancelled as of the consummation of such Corporate Event, and that Participants holding Awards so cancelled will receive a payment in respect of cancellation of their Awards based on the amount of the per-share consideration being paid for the Shares in connection with such Corporate Event, less, in the case of Options, Share Appreciation Rights, and other Awards subject to exercise, the applicable exercise price; provided, however, that holders of Options, Share Appreciation Rights, and other Awards subject to exercise shall only be entitled to consideration in respect of cancellation of such Awards if the per-share consideration less the applicable exercise price is greater than zero (and to the extent the per-share consideration is less than or equal to the applicable exercise price, such Awards shall be cancelled for no consideration); and

(4)           to the extent permissible under applicable law, that Awards be replaced with a cash incentive program that preserves the value of the Awards so replaced (determined as of the consummation of the Corporate Event), with subsequent payment of cash incentives subject to the same vesting conditions as applicable to the Awards so replaced, and payment to be made within thirty (30) days of the applicable vesting date.

Payments to holders pursuant to clause (3) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of Shares covered by the Award at such time (less any applicable exercise price). In addition, in connection with any Corporate Event, prior to any payment or adjustment contemplated under this subsection (b), the Committee may require a Participant to (i) represent and warrant as to the unencumbered title to his Awards, (ii) bear such Participant’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Shares; and (iii) deliver customary transfer documentation as reasonably determined by the Committee.

(c)           Fractional Shares. Any adjustment provided under this Section 9 may provide for the elimination of any fractional share that might otherwise become subject to an Award.

10.           Use of Proceeds.

The proceeds received from the sale of Shares pursuant to the Plan shall be used for general corporate purposes.

11.           Rights and Privileges as a Shareholder.

Except as otherwise specifically provided in the Plan, no person shall be entitled to the rights and privileges of share ownership in respect of Shares that are subject to Awards hereunder until such shares have been issued to that person.

12.           No Other Entitlements.

(a)           No individual shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award.

(b)           Neither the Plan nor any action taken hereunder shall be construed as giving any individual any right to be retained in the employ or service of the Company or an Affiliate of the Company.

(c)           Except as may be otherwise specifically stated in any other employee benefit plan, policy or program, neither any Award under this Plan nor any amount realized from any such Award shall be treated as compensation for the purpose of calculating an employee’s benefit under any benefit plan, policy or program.

13.           Compliance with Laws.

The obligation of the Company to deliver Shares upon vesting and/or exercise of any Award shall be subject to all applicable laws, rules and regulations, and to such approvals by governmental agencies as may be required. The Company shall be under no obligation to register for sale or resale under any applicable laws, rules and regulations any of the Shares to be offered or sold under the Plan or any Shares issued upon exercise or settlement of Awards. If the Shares offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act, the Company may restrict the transfer of such shares and may legend the Share certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

14.           Withholding Obligations.

As a condition to the vesting and/or exercise of any Award, the Committee may require that a Participant satisfy, through deduction or withholding from any payment of any kind otherwise due to the Participant, or through such other arrangements as are satisfactory to the Committee, the amount of all federal, state, and local income and other taxes or other mandatory payments of any kind required or permitted to be withheld in connection with such vesting and/or exercise, as well as amounts payable to any third party for escrow services and escrow fees, bank fees, exercise fees, account fees and other related fees and expenses. The Committee, in its discretion, may permit Shares to be used to satisfy such withholding requirements and fee payments, and such shares shall be valued at their Fair Market Value as of the date they are so used; provided, however, that the aggregate Fair Market Value of the number of Shares that may be used to satisfy tax withholding requirements may not exceed the minimum statutorily required withholding amount with respect to such Award.

15.           Transferability.

Each Award granted under the Plan will not be transferable or assignable by the recipient, and may not be made subject to execution, attachment or similar procedures, other than by will or the laws of descent and distribution or as determined by the Committee pursuant to the terms of any Award Agreement in accordance with any other applicable law, rule or regulation.

16.           Amendment of the Plan or Awards.

(a)           Amendment of Plan. The Board at any time, and from time to time, may amend the Plan; provided, however, that the Board shall not, without shareholder approval, make any amendment to the Plan that requires shareholder approval pursuant to applicable law or the applicable rules of the national securities exchange on which the Shares are principally listed.

(b)           Amendment of Awards. The Board or the Committee, at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the rights under any Award shall not be impaired by any such amendment unless the Participant consents in writing (it being understood that no action taken by the Board or the Committee that is expressly permitted under the Plan, including, without limitation, any actions described in Section 9 hereof, shall constitute an amendment of an Award for such purpose). Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without an affected Participant’s consent, the Board or the Committee may amend the terms of any one or more Awards if necessary to bring the Award into compliance with any applicable tax legislation, rule, regulation or guidance (even if issued or amended after the Effective Date), including without limitation Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder.

(c)           No Repricing of Awards without Shareholder Approval. Notwithstanding subsection (a) or (b) above, or any other provision of the Plan, repricing of Awards shall not be permitted without shareholder approval. For this purpose, a “repricing” means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Award to lower its exercise price (other than on account of capital adjustments resulting from share splits, etc., as described in Section 9(a)); (ii) any other action that is treated as “repricing” under generally accepted accounting principals; and (iii) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise price is greater than the Fair Market Value of the underlying Shares, unless the cancellation and exchange occurs in connection with an event set forth in Section 9(b).

17.           Termination or Suspension of the Plan.

The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the fifth (5th) anniversary of the Effective Date. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

18.           Effective Date of the Plan.

The Plan is effective as of the Effective Date.

19.           Miscellaneous.

(a)           Certificates. Shares acquired pursuant to Awards granted under the Plan may be evidenced in such a manner as the Committee shall determine. If certificates representing Shares are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Shares, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Shares. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, that the Shares shall be held in book entry form rather than delivered to the Participant pending the release of any applicable restrictions.

(b)           Delay in Delivery.

(i)           The Company is relieved from any liability for the nonissuance or nontransfer, or for any delay in the issuance or transfer of any Shares subject to Awards, resulting from the inability of the Company to obtain, or from any delay in obtaining, from any regulatory body having jurisdiction or authority, any requisite approval to issue or transfer any such Shares, if counsel for the Company deems such approval necessary for the lawful issuance or transfer thereof.

(ii)           Without limiting the generality of the foregoing, the Company shall not have any obligation or liability as a result of any delay in issuing any certificate evidencing Shares or in the delivery thereof to Participants, or any act or omission of any Company-designated brokerage firm in relation to Shares.

(c)           Escrow Agreement. The Committee may require a Participant who receives an Award to enter into an escrow or trustee agreement providing that such Award, or Shares distributed in connection with the vesting, settlement or exercise thereof, will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law or otherwise determined to be in the best interests of the Company by the Committee in its discretion.

(d)           Clawback/Recoupment Policy. Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Board, and in each case, as may be amended from time to time. Any such policy adoption or amendment shall in no event require the prior consent of any Participant.

(e)           Provision for Foreign Participants. Awards may be granted to Participants who are foreign nationals or employed outside Israel, or both, on such terms and conditions different from those applicable to Awards to Participants employed in Israel as may be necessary or desirable, in the discretion of the Committee, in order to recognize differences in local law or tax policy. The Committee may also impose conditions on the exercise or vesting of Awards in order to minimize the Company’s obligation with respect to tax equalization for Participants on assignments outside their home countries.

(f)            Payments Following Accidents or Illness. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(g)           Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Israel without reference to the principles of conflicts of laws thereof.

(h)           Funding. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes.

(i)            Restrictions. The Committee shall have the power to impose such other restrictions on Awards as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for favorable tax treatment under Section 162(m)(4)(C) of the Code, Section 102 of the Israeli Tax Ordinance or any other applicable tax law provision.

(j)            No Limitation on Compensation. Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, officers or directors in cash or property, in a manner that is not expressly authorized under the Plan.

(k)           No Constraint on Corporate Action. Nothing in the Plan shall be construed (i) to limit, impair or otherwise affect the Company’s right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) except as provided in Section 15 or 17, to limit the right or power of the Company or any subsidiary or affiliate to take any action that such entity deems to be necessary or appropriate.

(l)            Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in relying, acting or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountant of the Company and its Affiliates and upon any other information furnished in connection with the Plan by any person or persons other than such member.

(m)          Titles and Headings. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Richard S. Egosi
Name: Richard S. Egosi
Title: Corporate Vice President and Chief Legal Officer

Date May 18, 2010